Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 05-Oct-04
Number	6793D

Michael Page INTERNATIONAL

5 October 2004

2004 THIRD QUARTER TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports third quarter revenues (gross profit) of £53.5m, an increase of 19.0% over the £45.0m recorded in the third quarter of 2003.

In the UK, third quarter revenues were 21.9% up on the third quarter of 2003.

In Continental Europe, third quarter revenues were 8.1% up on the third quarter of 2003.

In Asia Pacific, third quarter revenues were 21.6% up on the third quarter of 2003.

In The Americas, third quarter revenues were 60.6% up on the third quarter of 2003.

Commenting on the third quarter result, Chief Executive Terry Benson said:

"Our businesses in the United Kingdom, Asia Pacific and The Americas continue to perform well. Market conditions in Continental Europe, although challenging, have improved. Overall we remain confident of our prospects for the remainder of the year."

dlw 10/21

Enquiries:

Michael Page International plc		
Terry Benson	Chief Executive	0207 269 2205
Stephen Puckett	Group Finance Director	0207 269 2205
Financial Dynamics		
David Yates/Richard Mountain		0207 269 7291

END

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[82-5162]

Regulatory Announcement

RECEIVED
2004 OCT 21 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:31 18-Aug-04
Number	1137C

RNS Number:1137C
Michael Page International PLC
18 August 2004

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 100,000 of its Ordinary shares of 1 pence each ("shares") on 18 August 2004 at a price of 160.78 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 3,615,000 of its shares in Treasury and has 354,662,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Regulatory Announcement

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Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:14 02-Sep-04
Number	5750C

RNS Number:5750C
Michael Page International PLC
2 September 2004

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 250,000 of its Ordinary shares of 1 pence each ("shares") on 2 September 2004 at a price of 167.07 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 3,865,000 of its shares in Treasury and has 353,337,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Regulatory Announcement

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:35 03-Sep-04
Number	6214C

RNS Number:6214C
Michael Page International PLC
3 September 2004

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 700,000 of its Ordinary shares of 1 pence each ("shares") on 3 September 2004 at a price of 168.91 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 4,565,000 of its shares in Treasury and has 352,637,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Regulatory Announcement

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Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:24 01-Sep-04
Number	4893C

RNS Number:4893C
Michael Page International PLC
1 September 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

4,143,218

6) Percentage of issued Class

1.17%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

26/8/04

11) Date company informed

1/9/04

12) Total holding following this notification

18,463,582

13) Total percentage holding of issued class following this notification

5.21%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RICHARD MCBRIDE
01932 264141

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 1/9/2004

Amendment #13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: MICHAEL PAGE INTERNATIONAL PLC

2. Notifiable Interest: ORDINARY SHARES

Fidelity International Limited (FIL)
P.O.Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries, or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC Amendment # 13

FUND NAME	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
	114,401	FIL	Bank of New York Brussels Total
	237,145	FIL	Bank of New York London Total
	368,351	FIL	Chase Manhattan Bank London Tot
	1,383,968	FIL	Chase Nominees Ltd Total
	14,444,990	FIL	HSBC Client Holdings Nominee (U
	56,800	FIL	Mellon Bank Total
	332,581	FIL	Northern Trust Total
	127,320	FIL	Northern Trust London Total
	41,237	FIL	State Street Bank & Trust Total
	82,211	FISL	Clydesdale Bank (Head Office) N
	990,832	FPM	Chase Nominees Ltd Total
	283,746	FPM	Northern Trust Total
	18,463,582		Grand Total

Current ownership percentage: 5.12%

Shares in issue: 354,662,800

Change in holdings since last filing: +4,143,218 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

[82-5162]

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:51 21-Sep-04
Number	1857D

Michael Page
INTERNATIONAL

RNS Number:1857D
Michael Page International PLC
21 September 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

555,250

6) Percentage of issued Class

0.16%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

15-09-04

11) Date company informed

20-09-04

12) Total holding following this notification

42,440,375

13) Total percentage holding of issued class following this notification

12.04%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 21-09-2004

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Michael Page International plc ord GBP 0.01 shares

Total number of shares held as at 15/09/04 was 42,440,375 the breakdown of which is set out below:

Name of the Company /Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC Extra Income Fund (Non-Beneficial)	59,290	Trustees of AXA UK Investment Co ICVC Extra Income Fund

AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	175,000	Trustees of AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Equity Income Fund (Non Beneficial)	3,455,00	Trustees of AXA UK Investment Co ICVC UK Equity Income Fund
AXA UK Investment Co ICVC UK Opportunities Fund (Non Beneficial)	550,000	Trustees of AXA UK Investment Co ICVC UK Opportunities Fund
AXA World Funds UK Balanced (Non-Beneficial)	12,000	Trustees of AXA World Funds
Sun Life Nominees Ltd A/c 18 (Non Beneficial)	76,199	Trustees of the WABCO Automotive UK Pensions Scheme
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	44,785	Trustees of the Princess Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non - Beneficial)	78,037	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non - Beneficial)	15,966	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non - Beneficial)	19,609	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	150,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd (Beneficial)	919,290	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,881,564	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	9,259,159	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	9,055,171	Sun Life Assurance Society Plc

Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	11,709,852	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	1,592,004	AXA UK Group Pension Scheme Equity Fund

This information is provided by RNS
The company news service from the London Stock Exchange

END